Execution Version

LETTER AGREEMENT

October 26, 2020

2019B Cayman Limited

27 Hospital Road, George Town
Grand Cayman KY1-9008
Cayman Islands

Ladies and Gentlemen:

This letter agreement (this “Letter Agreement”) sets forth the agreement by and among Parfield International Ltd., a British Virgin Islands company (“Parfield”), and 2019B Cayman Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“2019B Cayman”, and together with Parfield, each a “Party” and collectively, the “Parties”) in relation to the Take Private Transaction (as defined below). It is contemplated that, (a) pursuant to that certain consortium agreement, dated as of September 18, 2019, by and among Parfield and other parties thereto (as amended by amendment no. 1 thereto dated as of January 23, 2020 and as further amended, restated or modified from time to time, the “Consortium Agreement”), parties to the Consortium Agreement (including other parties that subsequently join thereto from time to time but excluding those that withdraw therefrom from time to time, the “Consortium”) have submitted a preliminary non-binding proposal, dated as of September 18, 2019, to acquire all of the Ordinary Shares that are not already beneficially owned by members of the Consortium and their respective affiliates (the “Take Private Transaction”); (b) 2019B Cayman is an Affiliate of a certain member of the Consortium as of the date hereof and it intends to join the Consortium and become a party to the Consortium Agreement after the date hereof; and (c) on the date hereof Parfield and 2019B Cayman are entering into that certain share purchase agreement dated as of the date hereof (the “2019B Cayman SPA”), pursuant to which Parfield will sell 300,000 Ordinary Shares held by it (such 300,000 Ordinary Shares are collectively referred to as the “Proposed Sale Shares”, and the Ordinary Shares actually acquired by 2019B Cayman under the 2019B Cayman SPA are collectively referred to as the “Sale Shares”) to 2019B Cayman. In consideration of the foregoing and as a condition and inducement to the willingness of each of Parfield and 2019B Cayman to enter into the 2019B Cayman SPA, the Parties are entering into this Letter Agreement concurrently with the execution and delivery of the 2019B Cayman SPA. Unless otherwise defined herein (including Schedule A hereto), capitalized terms used herein shall have the meanings assigned to them in the 2019B Cayman SPA.

1.          Rollover of Proposed Sale Shares. Parfield hereby absolutely and irrevocably agrees and undertakes to 2019B Cayman that, from the date hereof until the earliest of (i) the closing of the transactions contemplated in the 2019B Cayman SPA (the “2019B Cayman SPA Closing”), (ii) the valid termination of the 2019B Cayman SPA in accordance with its terms, (iii) the closing of the Take Private Transaction pursuant to the Merger Agreement (the “Merger Closing”), and (iv) the execution of the Merger Agreement (including any amendment or supplement thereto and/or any restatement thereof) which provides that the cash consideration payable for each Ordinary Share (other than the Excluded Shares and Dissenting Shares (each as defined in Schedule A hereto)) is less than US$120, it shall:

(a)          not, directly or indirectly, contribute, or permit the contribution of, any of the Proposed Sale Shares held by it to Parent or its Affiliates in connection with the Merger Closing, or undertake any similar transaction, whether pursuant to the terms of the Consortium Agreement, in connection with the Take Private Transaction or otherwise; and

(b)          take all actions necessary (including entering into such agreements with members of the Consortium or obtaining such consents or waivers under the Consortium Agreement) to modify, amend or terminate its contribution obligations with respect to the Proposed Sale Shares to give full effect to Section 1(a) above.

2.    Merger Closing.

(a)          Parfield hereby further absolutely and irrevocably agrees, undertakes and acknowledges that in the event that the 2019B Cayman SPA Closing shall have not occurred on or before the Merger Closing, each and all of the Proposed Sale Shares shall upon the Merger Closing be cancelled and converted into the right to receive the applicable cash payment pursuant to the terms of the Merger Agreement; provided that, subject to Section 2(b), this Section 2(a) shall automatically terminate upon the earlier of (i) the valid termination of the 2019B Cayman SPA in accordance with its terms and (ii) the execution of the Merger Agreement (including any amendment or supplement thereto and/or any restatement thereof) which provides that the cash consideration payable for each Ordinary Share (other than the Excluded Shares and Dissenting Shares) is less than US$120.

(b)          In the event any of the events described in Sections 2(a)(i) or 2(a)(ii) occurs, then notwithstanding anything provided to the contrary in this Letter Agreement (including in Section 1 of this Letter Agreement), if Parfield proposes, within three (3) months from the occurrence of such event, to Transfer (as defined in the Consortium Agreement) any of the Ordinary Shares held by it to any Other Purchaser, Parfield shall provide 2019B Cayman a right of first refusal to purchase all such Ordinary Shares on the same terms and conditions as offered to such Other Purchaser; provided that the maximum number of Ordinary Shares that 2019B Cayman may purchase pursuant to this right of first refusal shall not exceed 300,000. For the purpose of this provision, “Other Purchaser” means any of the following Persons: (i) Biomedical Treasure Limited (“Biomedical Treasure”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, an Affiliate Mr. Joseph Chow, the chairman of the board of director and chief executive officer of the Issuer, (ii) Biomedical Future Limited (“Biomedical Future”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, an Affiliate Mr. Joseph Chow, the chairman of the board of director and chief executive officer of the Issuer; and (iii) any party who to the knowledge of Parfield is an Affiliate of Biomedical Treasure or Biomedical Future.

3.        Consortium Expenses.

(a)          Parfield Consortium Fees. The Parties hereby acknowledge and agree that, notwithstanding anything to the contrary in the Consortium Agreement and subject to Section 3(b) below:

(i)          Parfield shall bear the Parfield Consortium Fees Percentage (as defined in Schedule A hereto) of all Consortium Expenses; provided that if the 2019B Cayman SPA Closing occurs, Parfield shall only bear the Parfield Consortium Fees Percentage of all Consortium Expenses that have been incurred and accrued prior to the 2019B Cayman SPA Closing (such Consortium Expenses that Parfield shall bear pursuant to the foregoing of this Section 3(a)(i) are collectively referred to as the “Parfield Consortium Fees”); and

(ii)          2019B Cayman shall give Parfield prior notice in writing with reasonable detail of any proposed payment if 2019B Cayman and/or any of its Affiliates (collectively “CITIC”) propose to pay any part of the Parfield Consortium Fees following the date hereof. To the extent that CITIC has paid such part of the Parfield Consortium Fees following the date hereof, 2019B Cayman shall promptly deliver to Parfield a written notice (the “Parfield Consortium Fees Notice”) which shall specify in reasonable detail the amount and nature of the Parfield Consortium Fees actually paid by CITIC together with a copy of reasonable written proof of such payment. Upon receipt of the Parfield Consortium Fees Notice delivered pursuant to the preceding sentence, Parfield shall promptly (and in any event within ten (10) Business Days) pay or cause to be paid to 2019B Cayman an amount equal to the Parfield Consortium Fees actually paid by CITIC by wire transfer of immediately available funds in U.S. dollars to a bank account designated by 2019B Cayman in the Parfield Consortium Fees Notice.

(b)  2019B Cayman Consortium Fees. The Parties hereby acknowledge and agree that, notwithstanding anything herein or in the Consortium Agreement to the contrary, Parfield shall not be responsible for such portion (as determined on a pro rata basis pursuant to the terms of the Consortium Agreement and solely in respect of the Sale Shares) of all Consortium Expenses incurred after the 2019B Cayman SPA Closing.

4.   Parent Fee.

(a)          The Parties acknowledge that (i) CBPO Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), CBPO Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) and the Issuer are negotiating and may enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a direct wholly-owned subsidiary of Parent; and (ii) concurrently with the execution and delivery of the Merger Agreement, certain members of the Consortium will provide limited guarantees to the Issuer, each to guarantee a certain percentage of the Parent’s obligation to pay any termination fee and certain other amounts payable to the Issuer pursuant to the terms of the Merger Agreement (the “Parent Obligation”).

(b)          Unless the 2019B Cayman SPA Closing shall have occurred already, Parfield shall ensure that the limited guarantee to be provided by Parfield and/or its Affiliates (collectively, the “Guarantor”, and such guarantee, the “Parfield Guarantee”) shall guarantee such percentage of the Parent Obligation as is determined as if Parfield’s Equity Contribution (as defined in the Consortium Agreement) included the Proposed Sale Shares and in such event, Sections 4(c) to (d) below shall apply.

 (c)          The Parties hereby acknowledge and agree that, notwithstanding anything in the Consortium Agreement to the contrary and subject to Section 4(d), if (x) the Guarantor has paid or become liable to pay any amount to the Issuer with respect to the Parent Obligation pursuant to the terms of the Parfield Guarantee (such amount, the “Applicable Fee”) and (y) the 2019B Cayman SPA Closing occurs, 2019B Cayman shall pay to Parfield the amount of the CITIC Parent Fee (as defined in Schedule A hereto), which payment shall be made pursuant to the following:

(i)          Parfield shall promptly following the later of the occurrence of events described in the foregoing sub-sections (x) and (y), deliver to 2019B Cayman a written notice (the “CITIC Parent Fee Notice”), which shall specify in reasonable detail, the amount and nature of the Applicable Fee paid and payable by the Guarantor, together with the due date (the “Due Date”) with respect to any amount payable by the Guarantor and, with respect to the Applicable Fee already paid by the Guarantor, a copy of reasonable written proof thereof; and

(ii)          2019B Cayman shall, within ten (10) Business Days after receipt of the CITIC Parent Fee Notice, but in any event prior to the Due Date specified in the CITIC Parent Fee Notice, if any, pay to Parfield the CITIC Parent Fee by wire transfer of immediately available funds in U.S. dollars to a bank account designated by Parfield in writing in the CITIC Parent Fee Notice.

(d)        Notwithstanding Section 4(c) above, to the extent the Guarantor actually recovers and receives all or any part of the Applicable Fee from any member of the Consortium or their Affiliates pursuant to the Consortium Agreement or any other agreement among members of the Consortium (such amount of the Applicable Fee that the Guarantor has actually recovered and received is referred to as the “Recovered Fee”), (i) the payment that Parfield is entitled to pursuant to Section 4(c) shall be reduced by the CITIC Parent Fee Percentage (as defined in Schedule A hereto) of the sum of (A) the Recovered Fee less (B) any reasonable costs and expenses incurred by the Guarantor in obtaining the Recovered Fee (such sum, the “Recovered Sum”); and (ii) if the Guarantor receives the Recovered Fee after the payment of the CITIC Parent Fee by 2019B Cayman pursuant to Section 4(c), Parfield shall refund (or cause to be refunded) to 2019B Cayman the CITIC Parent Fee Percentage of the Recovered Sum, promptly (and in any event within ten (10) Business Days) following the date on which the Guarantor has received the Recovered Fee, by wire transfer of immediately available funds in U.S. dollars to a bank account designated by 2019B Cayman in writing.

5.        Representations and Warranties.  Each Party hereby represents and warrants, on behalf of such Party only, to the other Party as follows:

(a)       (i) Such Party has the requisite corporate power and authority to execute and deliver this Letter Agreement and to perform its obligations hereunder; (ii) all corporate action on the part of such Party and its officers, directors and shareholders necessary for the authorization, execution and delivery of this Letter Agreement and the performance of all of its obligations hereunder have been taken; and (iii) this Letter Agreement has been duly and validly executed and delivered by such Party and (assuming the due execution and delivery thereof by each other Party) constitutes the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms.

(b)        The execution and delivery of this Letter Agreement and the consummation of the transactions contemplated herein and compliance by such Party with its obligations hereunder do not and will not, whether with or without the giving of notice or passage of time or both, (i) conflict with or constitute a breach of, or default under, require any consent or other action by any person under, give rise to any right of termination, cancellation or acceleration of any right or obligation of any person or to a loss of any benefit to which such Party is entitled, or result in the creation or imposition of any tax, Lien, limitation or restriction upon any property or assets of such Party pursuant to any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, license, lease or other agreement or instrument to which such Party is a party or by which such Party is bound, or to which any of the property or assets of such Party is subject, or (ii) result in any violation of the provisions of Organizational Documents of such Party or any applicable treaty, law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over such Party or any of its properties.

(c)          Other than any filings that may be required pursuant to applicable securities laws, no filing with, or consent, approval, authorization, order, registration, qualification or decree of, or any other action by or in respect of, any court or governmental authority or agency, domestic or foreign, is necessary or required for the entry into of this Letter Agreement by such Party or the performance by such Party of its obligations hereunder.

6. Miscellaneous.

(a)  Each Party agrees to, and shall cause its Affiliates and its and such Affiliates respective directors, partners, members, officers, employees, agents, representatives, general or limited partners, financing sources and third party professional advisors (including financial and legal advisors) with access to the Confidential Information (each a “Representative” of such Party) to, (i) treat and hold as confidential (and not disclose or provide access to any other Person to), and not make, or cause to be made, any press release or public announcement or disclosure of, the existence, terms and subject matters of this Letter Agreement (“Confidential Information”), (ii) in the event that any Party or any of its Representatives becomes legally compelled or is otherwise required by the rules and regulations of any securities exchange or governmental authority of competent jurisdiction over such Party or such Party’s Representative to disclose any Confidential Information, provide the other Party with a reasonable opportunity to comment on the form and terms of such disclosure to the extent reasonably practicable; provided, however, that this clause shall not apply to any information that, at the time of disclosure, is in the public domain and was not disclosed in breach of this clause by any Party or its Representatives.

(b)          This Letter Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors and permitted assigns. Nothing in this Letter Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a Party to this Letter Agreement. No assignment of this Letter Agreement or of any rights or obligations hereunder may be made by any Party hereto (by operation of law or otherwise) without the prior written consent of each other Party and any attempted assignment without such required consents shall be void.

(c)          The Parties are independent and nothing in this Letter Agreement constitutes a Party as the trustee, fiduciary, agent, employee, partner or joint venture of the other Party.

(d)          This Letter Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of Hong Kong (without giving effect to any choice of law principles thereof that would cause the application of the laws of another jurisdiction).

(e)          Any dispute, controversy, difference or claim arising out of or relating to this Letter Agreement (including the existence, interpretation, performance, breach,

termination, or validity thereof or any dispute regarding pre-contractual, contractual or non- contractual obligations arising out of or relating to it) (each, a “Dispute”) shall be resolved through consultation between the parties. If no resolution is reached within thirty (30) days from the date of notification by party to the other party of the Dispute, then such Dispute shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with its Arbitration Rules (the “HKIAC Rules”) in force when the notice of arbitration is submitted. The seat of the arbitration shall be Hong Kong. The arbitral tribunal shall consist of three (3) arbitrators to be appointed in accordance with the HKIAC Rules. The arbitration proceedings shall be conducted, and all written decisions or correspondence shall be, in English. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum. Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in Section 6(e), any Party may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in its Rules. Such application shall also be governed by, and construed in accordance with, the laws of Hong Kong.

(f)   The provisions of Sections 6.5, 6.6, 6.9(c), 6.12 and 6.13 of the 2019B Cayman SPA shall apply mutatis mutandis to this Letter Agreement, as if all references to the “Agreement” thereunder are reference to this Letter Agreement and all reference to “Parties” thereunder are reference to the Parties hereto.

(g)   All notices and other communications under this Letter Agreement shall be in writing and shall be deemed given (and received by the addressee) (i) when delivered personally or (ii) if delivered by international courier, two Business Days after its delivery to such courier, or (iii) if delivered by electronic mail, on the day it is sent, if it is sent prior to 4:00pm local time on a Business Day in the place in or to which it is delivered, or otherwise on the next Business Day, in each case to the Parties at the following addresses (or to such other address as a Party may have specified by notice given to the other Party pursuant to this provision):

If to 2019B Cayman, to:

Address:	28/F CITIC Tower, 1 Tim Mei Ave, Central, Hong Kong
Attention:	Karen Chiu
E-mail:	karenchiu@citiccapital.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP
18th Floor, One Exchange Square
8 Connaught Place, Central Hong Kong
Attention: Frank Sun

If to Parfield, to:

Unit No. 21E, 21st Floor, United Centre
95 Queensway, Admiralty Hong Kong
Attention: Marc Chan
Fax: (852)2571-8400

With a copy to (which shall not constitute notice):

K&L Gates LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104-1158

United States of America
Attention: Christopher H. Cunningham
Facsimile: (206)370-6040

and

K&L Gates
44/F., Edinburgh Tower
The Landmark
15 Queen’s Road Central, Hong Kong
Attention: Michael Chan
Facsimile: (852)25119515

(h)  This Letter Agreement and the 2019B Cayman SPA constitute the entire understanding and agreement of the parties with respect to the subject matter hereof and thereof and supersedes any previous understanding or agreement between the parties with regard to the subjects hereof and thereof. This Letter Agreement can be amended, supplemented or changed, and any provision hereof can be waived, in each case only by written instrument making specific reference to this Letter Agreement signed by the Party against whom enforcement of any such amendment, supplement, modification or waiver is sought. To the extent any terms of this Letter Agreement conflict with the terms of the 2019B Cayman SPA, the terms of this Letter Agreement shall prevail.

[Remainder of page intentionally left blank]

In witness whereof this letter has been duly executed and delivered as a deed on the date first above written

SIGNED, SEALED AND DELIVERED	)	For and on behalf of
as a DEED by Rikizo Matsukawa	)	2019 Cayman Limited
as the authorized signatory for and on behalf	)
of	)	/s/ Rikizo Matsukawa
2019B CAYMAN LIMITED	)	Authorized Signature(s)
in the presence of:	)	Name: Rikizo Matsukawa
Title: Director
/s/ Keiko Sato
Signature of Witness Name:
Name: Keiko Sato

[Signature Pages to Parfield Letter Agreement]

In witness whereof this letter has been duly executed and delivered as a deed on the date first above written.

SIGNED, SEALED AND DELIVERED	)
as a DEED by Marc Chan	)
as the authorized signatory for and on behalf	)	/s/ Marc Chan
of	)	Name: Marc Chan
PARFIELD INTERNATIONAL LTD.	)	Title: Director
in the presence of:

/s/ Karen Pang
Signature of Witness Name: Karen Pang

[Signature Pages to Parfield Side Agreement]

Schedule A

“Consortium Expenses” means all out-of-pocket costs and expenses payable by the Consortium in connection with the Take Private Transaction (other than fees and costs of any separate advisors or consultants who were retained by one or more parties to the Consortium unless and only to the extent such appointment and expenses are agreed to in advance in writing by the requisite members of the Consortium pursuant to the Consortium Agreement).

“Dissenting Share” shall mean each Ordinary Share that is issued and outstanding immediately prior to the Effective Time and held by a holder thereof who has validly exercised and not withdrawn or lost its right to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands; and such Ordinary Shares are collectively referred to as the “Dissenting Shares.”

“Effective Time” shall mean the time of registration of the Plan of Merger for the Merger by the Registrar of Companies of the Cayman Islands or such other time as may be agreed by parties to the Merger Agreement pursuant to the terms and conditions thereof.

“Excluded Shares” shall mean, collectively, (a) the Rollover Securities (as defined under the Consortium Agreement) which, for the purpose of this Letter Agreement, shall not include any Proposed Sale Shares; and (b) the Ordinary Shares owned by the Issuer as treasury share, or by any direct or indirect subsidiary of the Issuer immediately before the Effective Time.

“Parfield Consortium Fees Percentage” shall mean the higher of:

(a)  a percentage equal to the result of the following formula:

A × B ÷ C × 100%, where:

“A” denotes the number of Proposed Sale Shares, except that for the purpose of the proviso in Section 3(a)(i) of this Letter Agreement, “A” shall denote the number of Sale Shares;

“B” denotes the Per Share Merger Price (as defined under the Consortium Agreement in effect as of the date hereof) as of the date of determining the amount of Consortium Expenses payable by Parfield pursuant to this Letter Agreement; and

“C” denotes the aggregate of the Equity Contribution (as defined under the Consortium Agreement in effect as of the date hereof) of all members of the Consortium as of the date of determining the amount of Consortium Expenses payable by Parfield pursuant to this Letter Agreement, excluding any amount of Equity Contribution that is disregarded pursuant to the Consortium Agreement for the purposes of determining the percentages of Consortium Expenses that parties thereto shall bear; and

(b)
such percentage as would, by virtue of Section 3(a)(i) of this Letter Agreement, result in Parfield bearing the same portion of the Consortium Expenses as it would pursuant to the Consortium Agreement.

Schedule A

“CITIC Parent Fee” shall mean an amount equal to the result of the following formula:

A × B × C ÷D, where:

“A” denotes the number of Sale Shares;

“B” denotes the Per Share Merger Price (as defined under the Consortium Agreement in effect as of the date hereof) as of the date on which the Merger Agreement is terminated;

“C” denotes the amount of the Parent Obligation; and

“D” denotes the aggregate of the Equity Contribution (as defined under the Consortium Agreement in effect as of the date hereof) of all members of the Consortium as of the date on which the Merger Agreement is terminated, excluding any amount of Equity Contribution that is disregarded pursuant to the Consortium Agreement for the purposes of determining the percentages of Parent Fee that parties thereto and/or their Affiliates shall guarantee.

“CITIC Parent Fee Percentage” shall mean a percentage equal to the result of the following formula:

A ÷ B × 100%, where:

“A” denotes the amount of the CITIC Parent Fee; and

“B” denotes the amount of the Applicable Fee.

Schedule A